SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Buenos Aires, September 17, 2024

COMISION NACIONAL DE VALORES

25 de Mayo 175

City of Buenos Aires

BOLSAS Y MERCADOS ARGENTINOS S.A. (“ByMA”)

Sarmiento 299

City of Buenos Aires

MERCADO ABIERTO ELECTRÓNICO S.A. (“MAE”)

Maipú 1210

City of Buenos Aires

Re.: Related Party Agreement-

Research and Development Agreement with YPF Tecnología S.A.

Dear Sirs,

Pursuant to the Regulations of the National Securities Commission (Comisión Nacional de Valores) and Article 73 of Law No. 26,831, we hereby inform that the report of the Audit Committee is available to all shareholders at the registered office of YPF S.A. (the “Company”), located at Macacha Güemes 515, Buenos Aires City. The Audit Committee issued its opinion in accordance with the aforementioned regulation, regarding the Research and Development Agreement with YPF Tecnología S.A., concluding that the terms and conditions thereof are in line with normal and usual market standards for agreements entered into for similar transactions between independent parties.

Yours faithfully,

Margarita Chun
Market Relations Officer
YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: September 17, 2024	By:	/s/ Margarita Chun
	Name:	Margarita Chun
	Title:	Market Relations Officer

3